April 17, 2014

Via EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Tecogen Inc. (the “Company”)

Registration Statement on Form S-1 Filed February 7, 2014 - File No. 333-193823

Dear Ms. Long:

The purpose of this letter is to respond to your letter of February 27, 2014 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form S-1. The Registration Statement on Form S-1, originally filed on February 7, 2014 (File No. 333-193823), as amended, is referred to herein as the “Registration Statement”.

General

1.	To the extent applicable, please observe the updating requirements of Rule 8-08(b) of Regulation S-X.

We have observed the updating requirements of Rule 8-08(b) of Regulation S-X in the Registration Statement.

2.	We note that you intend to file by amendment certain exhibits, including the placement agent agreement, form of securities purchase agreement and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

All exhibits have now been filed.

3.	We will process this registration statement and any amendment without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range’s effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

The price range and the aggregate offered amount are now included on the cover page of the prospectus.

4.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A. For additional guidance, please see Compliance and Disclosure Interpretations Securities Act Rules Question 227.02.

All pricing related information has been included. The preliminary prospectus included in Amendment No. 1 will be circulated, and the prospectus in the original filing has not been circulated.

Securities and Exchange Commission

April 17, 2014

5.	We note that the placement agent will use its “commercially reasonable efforts to solicit offers to purchase shares of Common Stock” and that the placement agent “is not purchasing or selling any shares of Common Stock pursuant to this offering, nor are [you] requiring any minimum purchase of any specific number of shares.” As there is no minimum offering amount required as a condition to the closing of the offering, please provide us with your analysis as to why this is not a delayed or continuous offering pursuant to Rule 415 under the Securities Act.

Please be advised that we intend to request effectiveness only after the marketing effort is complete. There will be a standard T+3 closing.

Table of Contents

6.	Please revise your prospectus to remove the statement, “[t]he information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.” This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

The statement has been removed.

Use of Proceeds, page 20

7.	Please discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K.

We have revised our disclosure as requested to include the following:

“If substantially less than the maximum proceeds are obtained in this offering, we anticipate being able to enter into a working capital line of credit for up to the shortfall.”

*   *   *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures they have made.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Securities and Exchange Commission

April 17, 2014

Sincerely,

TECOGEN INC.

/s/ Bonnie J. Brown

By:	Bonnie J. Brown
Chief Financial Officer

cc:	Kamyar Daneshvar, Staff Attorney

Craig Slivka, Special Counsel